Exhibit 99.1

Therapix Biosciences Announces Receipt of Notice of Delisting from Nasdaq and Intention to Appeal

TEL AVIV, Israel, November 20, 2019 --Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today that it received a written Notice of Delisting from the Listing Qualifications Department of The Nasdaq Capital Market (“Nasdaq”). The Company intends to appeal this decision by requesting a hearing before a Nasdaq Hearings Panel to review Nasdaq’s decision to delist the Company. A hearing request by the Company automatically stays the delisting of the Company’s securities pending issuance of the Panel’s decision.

As previously disclosed, on May 23, 2019, the Company was advised that it no longer complied with the minimum $2,500,000 stockholders’ equity requirement for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(b)(1) (the “Stockholders’ Equity Requirement”). On July 5, 2019, the Company submitted to Nasdaq a plan to regain compliance with Nasdaq listing rules. After reviewing the Company’s plan to regain compliance, Nasdaq granted an extension to enable the Company to regain compliance with the Stockholders’ Equity Requirement until November 18, 2019.

The Company did not regain compliance with the Stockholders’ Equity Rule as a result of abandoning the proposed merger with Destiny Bioscience Global Corp., and accordingly the Company was notified on November 19, 2019, that its ADSs would be suspended from trading on the Nasdaq Capital Market at the opening of business on November 29, 2019, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on Nasdaq, unless the Company requests an appeal to the Nasdaq Hearings Panel.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain; and an additional drug development program based on non-psychoactive cannabinoid Cannabidiol (CBD) and palmitoylethanolamide (PEA) for the treatment of epilepsy, as well as inflammatory conditions. Please visit our website for more information at www.therapixbio.com, the content of which is not a part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses that it intends to appeal Nasdaq’s decision by requesting a hearing before a Nasdaq Listing Qualifications Panel to review Nasdaq’s decision to delist the Company. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the SEC on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.